American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

December 2, 2011

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Apparel, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-176547)
Request for Acceleration

Dear Ms. Reynolds:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-176547) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on December 5, 2011 or as soon as practicable thereafter, unless you receive a phone call from Glenn Weinman or Michelle Gasaway prior to such time requesting otherwise.

The Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122.

Very truly yours,

American Apparel, Inc.

By:	/s/ Glenn A. Weinman
Name:	Glenn A. Weinman
Title:	Senior Vice President, General Counsel and Secretary

cc:	Pamela Howell
Edwin Kim

Michelle Gasaway
(Skadden, Arps, Slate, Meagher & Flom LLP)